Technology | Infrastructure | B2B | Sustainability | Smart Cities

eCarra

Luxury Electric Car Rideshare— Plant a Tree with Every Ride

ECARRA.COM FRISCO TEXAS



ecarra
RIDES THAT MATTER



We all have a responsibility to reduce pollution! Clean disruption is going to happen and we want to be part of the emerging innovations. We believe consumers want a better, safer and cleaner way to travel.

Rock Robinson CEO @ eCarra

ADMIN-ONLY: rr@ecarra.com 972887884

UPDATES [6] ABOUT REVIEWS [33] ASK A QUESTION [45]

Why you may want to support us...

1. $85K gross revenue in less than 12 months.
2. 1,800 + members, 98% member retention.
3. Currently working with Fortune 500 companies, including Amazon.
4. Proprietary software for EV rideshare infrastructure (iOS, Android and Web)
5. We are licensing our platform to other micro fleets.
6. Mobility As A Service (MAAS) is the fastest growing market.
7. We've raised $225,000 to date.
8. Tree planted for every ride, emission savings tracking and sharing!

Why investors ❤ us

WE'VE RAISED $494,000 SINCE OUR FOUNDING



Because I'd like to see this market grow!

Virginia G. Frost

I've invested in real estate most of my life; owned/operated a skilled nuring home (SNF) for 16 years with 60+ employees; and invested in the stock market



I believe in each of you and your business model- keep being great!

Craig Parr

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Rock Robinson

CEO

In one year from ground zero we've built a platform, gained nearly 2000 members as well as closing Amazon corp as a client.



Mike Carpenter

CTO

Fullstake developer, Designer and photographer. Basically I'm a unicorn! UNT graduate.



Kevin Shea



Co Founder | Chairman
Known as a builder and routinely demonstrating the ability to bring company's services and products to broader markets. Over 25 years experience in service business





Dink Davis
Strategic Partner - the EV guy!
Owner and President of the largest retailer of Tesla's in Texas.





Emily Carpenter
Creative Director
Skilled in Graphic Design, Art Direction, Branding, Product Design and Social Media. UNT graduate.





Katie Wallace
Marketing Director
extreme passion for sustainability and marketing, drives growth through sustainable initiatives, events, creative strategies, and social media content + strategy.





Amanda Viola
Business Director



Kelli Darst
Operations Director

In the news



Downloads

📄 eCarra.deck.wefunder.sep.2020.pdf

Please watch this video on clean disruption! (eCarra thesis)



WHY? US Mobility services are increasing by billions.







WHY? Car sharing is now part of our culture.



WHY? Ride hailing is projected to increase to $350B in five years.



WHY? The cost of clean energy is decreasing as more invested into electrification



WHY? Burning one gallon of gas creates 20 pounds of carbon dioxide, and the average car emits about six tons of carbon dioxide every year.





WHY? Current ride share companies are contributing to poor air quality.



WHY? EV Production is rising by the quarter



THERE IS A BETTER WAY

From economics to environment, all electric passenger car services will dominate the next decade!



If not us, then who? If not now, then when?

eCarra began as RideBrand in 2016 by co-founders Roscoe "Rock" Robinson and Kevin Shea, auto-industry and start-up vets, who recognized a quality-control gap in ride-hailing that inspired a marketing opportunity with local car dealerships. Soon thereafter, combining their mutual affinity for automobiles, tech, and the environment, the company focused on all-electric vehicles and quickly morphed into eCarra: electric Car ride awareness.





In 2018, eCarra partnered with local Tesla resaler, Dink Davis, the largest Tesla resaler in the United States. This partnership allowed eCarra to test concepts and 'fail forward and landed business-travel heavy RealPage, locally headquartered real-estate software company with 2000 people and broad national and international presence.

Fast-forward to today: eCarra just launched a game-changing app, generates revenue, and employs 7 people. With no marketing, we gained 1700 members and B2B traction from fortune 100 companies including Amazon, the largest company in the world.

eCarra app paired with all electric vehicles allows consumers to fully customize every aspect of their ride, down to the desired mood, music and stops along the way. Consumers can also track individual emissions savings – and we'll even plant a tree for every rider, resulting in great experiences and cleaner air!



Our first group of driver hires.

We interview our driver partners up to 4 times before hiring. We make sure they are aligned with our culture, have good driving history and are customer centric.



The eCarra platform is built for the future of electric car passenger services. Here are a few features that will bring extreme value to electric micro fleets!

- Custom branded iOS and Android apps, web app

- Customized feedback and NPS scoring

- In app messaging

- Emissions data your riders will share with peers

- Live driver tracking

- Driver scheduling and availability

- Weekly performance emissions and gas savings

- We plant a tree for every ride you completed on your behalf

- Daily active users

- Push notifications to your entire user base

- Prepaid credits and custom pricing

- B2B custom portal for easy booking for corporate accounts

- Exclusive zones, shuttle services, dedicated services

- And much more!



B2B2C

Currently our strategy is to offer safe, scheduled, sustainable transportation to corporations and businesses travelers. We have a 90% close rate, since there are little to no options that can be consistent. We deliver emissions data to teams to promote carbon reduction. We also








Experience the new standard of ridesharing.
App Store
REALPAGE sign up code | keepitreal



Brand Refresh by Caliber Creative

https://www.calibercreative.com/work/ecarra/


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ecarra
Luxury Electric Rides
Safe & Scheduled
First Class Experiences
About Us
How It Works
scheduled
eco-luxe rides for
intentional living

Emissions Savings

Every time someone rides with us we not only plant a tree, we collect carbon savings, gas savings, charging data (super important for charging infrastructure) and much more that we plan to monetize.


Monthly Performance
Carbon
2019
3M
2.5M
2M
1.5M
April
2,737,729 Grams of Carbon



We gained 1000 members in six months. We spent very little on marketing, we utilized incentive based peer to peer sharing.





We gain traction on all events, our deal with Amazon came from one event 10 months prior.







Not only did our members enjoy eCarra, they also became Tesla owners buying direct from our partner at IDrive1 Motorcars.





iDRIVE1
MOTORCARS

eCarra.com Club

We launched the eCarra club giving Tesla owners the chance to offer up their vehicle to our platform for a fee. This made buying a Tesla a "no brainer" for some. currently we are building a fleet of vehicles we can rent by the day to add to our platform, which is available to any electric fleet.

ecarra
Make $1,500 per month
The wealthiest 1% say that real wealth is created when your assets work for you - not the other way around. What if your values multiplied the same way - while your assets did too?
We researched electric vehicles and asset democratization as emerging markets for years. We concluded that the EV community would unite to amplify their emissions impact. When we first set out to understand how to connect EV owners, we discovered Turo - a car sharing app that allows vehicle owners to rent out their personal cars by the day.
Renting Teslas on the Turo app gave us the ability to understand the needs and habits of Tesla owners. As we rented vehicles, we developed a reputation for always bringing cars back in better condition than when we picked them up. The reputation became a promise and that promise became an essential pilar in eCarra's cultural foundation: to leave everything better than we found it. Since then, eCarra has completed over 3000 reservations - all with cars rented from owners like you. Broaden your carbon neutrality footprint; amplify your emissions message: be an innovation multiplier - even when you can't be in the driver's seat.

More than one way to make revenue!

We have five monetization models we plan to execute. First, service for a fee; we charged by the mile for our ride-share service. Currently, we priced just below the uber select model and able to keep margins around 40%.

Our platform is currently capable of advertising, subscriptions, data sales, and transactions enabler. (detail upon request)


ecarra
RIDES THAT MATTER
Monetization Models
Service Fees
$26 eCarra Trip Average
$13 Uber Trip Average
Advertising
Soft In-Car Presentations
Social Media Initiatives
Subscriptions
In-App Services for Smart Cities
Unlimited Service for $250/m
Data Sales
Vehicle and Charing Usage
Consumer Trends and Statistics
Transaction Enabler
Direct Sales Resources
Targeted towards automakers

Investor Q&A

– COLLAPSE ALL

What does your company do?

eCarra is a Dallas-based car and driver mobility platform service that delivers clean and luxurious experiences in Tesla vehicles and plants a tree for every ride.

Where will your company be in 5 years?

Our platform is built on a multi tenant architecture. In five years, we hope to license and franchise our platform to electric vehicle micro fleets all over the world. As well as operate in major markets in the US. Right now, we have began testing our platform in Dallas and Washington DC. We plan to sell the car service and continue to develop the platform. These projections cannot be guaranteed.

Why did you choose this idea?

We all have a responsibility to reduce pollution! Clean disruption is going to happen and we want to be part of the emerging innovations. We believe consumers want a better, safer and cleaner way to travel.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Unfortunately, carbon emissions have been very destructive to our environment. We set out to help reduce emissions and bring some consistent experiences to the ride-share market. Until now, EV's have been expensive and there are very few ride-share companies that can control the experiences.

How far along are you? What's your biggest obstacle?

eCarra app paired with sustainable vehicles allows consumers to fully customize every aspect of their ride, down to the desired mood, music and stops along the way. Consumers can also track individual emissions savings – and we'll even plant a tree for every rider, resulting in great experiences and cleaner air! We have nearly 2000 members and growing at a current rate of 100 members per month. Our main obstacle is operational funding.

Who competes with you? What do you understand that they don't?

There are less than 5 competitors in this space. The closest competitor is Zerology, they provide software and sustainable vehicles to small passenger service fleets. We understand this will require a great deal of hands on development. We develop and test our software in realtime making updates efficient and timely.

How will you make money?

We have 5 monetization models, Service for a fee, Subscriptions, software licensing, data sales, and fees on fleet transactions. We are facing a 31% market growth in the next 10 years from USD 6.8 billion in 2020 to USD 106.8 billion by 2030. We have an opportunity to grow with the market.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The world is currently preparing for clean distribution. The only way we fail is if we all ignore the economical, logical and ethical benefits to change.



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